Exhibit 99.1

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GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

INSIDE INFORMATION

IN RELATION TO

THE COOPERATION AGREEMENT WITH

NANSHU TOWN GOVERNMENT

The announcement is made by the Company pursuant to Rule 13.09(2) of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the SFO.

BUSINESS UPDATE ON THE PROJECT

The Board is pleased to announce that on 19 July 2023 (after trading hours of the Stock Exchange), the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (the “Project”) in Laixi City Nanshu Town New Material Industrial Park (the “Park”) which is situated in Nanshu Town, Laixi City, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024.

THE COOPERATION AGREEMENT

The principal terms of the Cooperation Agreement are set out below:

Date:	19 July 2023 (after trading hours of the Stock Exchange)

Parties:	(1) the Company

(2) the Nanshu Town Government

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Nanshu Town Government is an Independent Third Party.

Scope of the cooperation in the Project

(A)	Pursuant to the Cooperation Agreement, the Nanshu Town Government agrees to

(a)	coordinate with relevant departments in the PRC to provide maximum support and assistance in applying for the approvals to carry out the Project, assist in public filings, conduct environmental impact assessment, construction and other related procedures; and in particular, the Nanshu Town Government undertakes to assist the Company to obtain those approvals for operating the Project within six months after the signing of the Cooperation Agreement, including but not limited to the approval for the feasibility report, environmental impact assessment, energy assessment and safety assessment;

(b)	be responsible for handling the external environmental work during the construction of factory plants and production of lithium-ion battery anode materials under the Project;

(c)	be responsible for coordinating with the department in charge in applying for all approval to operate the Project, including but not limited to industrial and commercial registration, taxation, land, planning, construction, environmental protection, safety supervision, fire protection, water conservancy, meteorology and other related procedures;

(d)	assist in applying for qualified awards and subsidies at the provincial and municipal levels in science and technology, talents, housing, finance, etc. to strive for support from the state, Shandong Province, and Qingdao City in terms of funds, technology, talents, and supporting services for the Project;

(f)	guarantee to provide the Company with factory premises of no less than 40,000 square meters under the first phase of the Project, and secure a piece of land of no less than 150 mu in the Nanshu Graphite New Material Industry Cluster in Nanshu Town at the second phase of the Project. The second phase of the Project shall commence the construction works within one year after obtaining the relevant land use right; and

(g)	assist the Company to open a foreign-funded account within one month after the establishment of the Project Company (as defined below).

(B)	pursuant to the Agreement, the Company will:

(a)	to establish a company (“Project Company”) to operate the Project in Nanshu Town within two months after all approvals for the Project (including the environmental impact assessment and the feasibility report) has been obtained; the Company shall operate the Project Company in Nanshu Town for at least 10 years, and the investment in the Project will be made in the form of foreign capital;

(b)	be responsible for the overall planning and design of the Project. The construction works under the Project should strictly comply with the national policies such as the environmental protection, safety supervision, and fire protection; the production under the Project shall only be undergone after obtaining all approval from the departments of environment, safety supervision and fire protection;

(c)	inject the investment fund within two months after the establishment of the foreign capital account and the completion of the construction of factory plants; and

(d)	to start production within six months after the construction of the factory plants is completed and handed over to the Company and all obligations of the Company mentioned in the Cooperation has been satisfied.

Modification and termination of the agreement

(A)	If the relevant terms of the Cooperation Agreement are inappropriate due to changes such as national policy adjustments, both parties may negotiate to make changes to the corresponding terms of the Cooperation Agreement. If the negotiation fails when there is a dispute, all parties have the right to bring a lawsuit to the people’s court where the Project is located.

(B)	If either party breaches the contract, the non-defaulting party has the right to notify the breaching party and negotiate to terminate the Cooperation Agreement.

(C)	During the validity period of the Cooperation Agreement, in the event of the happenings of force majeure factors such as epidemics, earthquakes, floods, wars, and changes in national and local laws and policies, leading to part or all of the contents of the Cooperation Agreement cannot be performed, both parties shall negotiate to resolve it and neither parties shall have the responsibility for breaching of contract.

(D)	During the validity period of the Cooperation Agreement, in case of major adjustments of national, provincial, municipal land, fiscal and taxation policies (subject to officially released official documents), which affect the implementation of relevant provisions of the Cooperation Agreement, the latest adjustment policy shall prevail and will have effect in accordance with the time specified in the adjusted policy.

REASONS FOR AND THE BENEFIT OF THE PROJECT

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in Mainland China and the United States of America (“Graphene Products Business”), and landscape architecture business mainly in Hong Kong and Mainland China.

The Group has been focusing on the development of renewable energy technologies and products. In recent years, the Group has seized every development opportunities in the field of graphite materials, producing spherical graphite, lithium-ion battery anode materials, graphene, etc., and developing lithium-ion battery technology.

Currently, 90% of graphite anode materials are supplied from the PRC. Nanshu Town is affiliated to Laixi City, Qingdao City, Shandong Province of the PRC. Since 2010, Nanshu Graphite New Material Industry Cluster has been built which is one of the

26 strategic emerging industry characteristic parks that will be cultivated and constructed in Qingdao’s “13th Five-Year” strategic emerging industry development plan. Nanshu Town gathers high-tech enterprises that use graphite as raw materials, and focuses on cultivating industrial clusters and demonstration bases for the application of new graphite materials. Nanshu Town has become a major distribution center for graphite products in the country and playing a pivotal role in the country’s graphite industry.

As the Group is proactive in seeking opportunities for expanding and enhancing its Graphene Products Business in PRC, the Board believes that the model of cooperation under the Cooperation Agreement whereby Nanshu Town Government will be responsible for providing suitable site and policy support in setting up of the Project Company and the factories will improve the Group’s efficiency in carrying out and implementing the Project which will benefit the Group to further expand its production capacity of lithium-ion battery anode material. As such, the Board is of the view that the entering into the Cooperation Agreement is in line with the strategy of the Group to expedite the sharing in the global supply chain for lithium-ion battery industry and believe the cooperation will benefit both the Nanshu Town and the Group.

The Directors, including the independent non-executive Directors, consider that the Cooperation Agreement is entered into upon normal commercial terms between the parties and that the terms of the Cooperation Agreement are fair and reasonable and are in line with the business of the Group and in the interests of the Company and the shareholders of the Company as a whole.

WARNING

As the Project will be subject to, amongst other things, the approval by the PRC Government which approval may or may not be granted, shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires the following terms and expressions shall have the following meanings when used herein.

“Board”	the board of Directors

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on the Stock Exchange (stock code: 6128)

“Cooperation Agreement”	the cooperation agreement dated 19 July 2023 entered into between the Company and Nanshu Town Government relating to the development of the Project

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Independent Third Party”	third parties independent of the Company and its connected persons

“Laixi City”	萊西市, a county-level city of Qingdao sub-provincial city, Shandong Province, the PRC

“Laixi City Nanshu Town New Material Industrial Park”	萊西市南墅鎮新材料產業園 (transliterated as Laixi City Nanshu Town New Material Industrial Park)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nanshu Town”	南 墅 鎮 (transliterated as Nanshu Town), affiliated to Laixi City, Qingdao City, Shandong Province of the PRC

“Nanshu Town Government”	南墅鎮人民政府(transliterated as Municipal Government of Nanshu Town)

“Nanshu Graphite New Material Industry Cluster”	南墅石墨新材料產業聚集區 (transliterated as Nanshu Graphite New Material Industry Cluster)

“PRC”	People’s Republic of China

“Share(s)”	ordinary share(s) of HK$0.01 (each) in share capital of the Company

“Shareholder(s)”	the holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 19 July 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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